

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Lance Barton
Chief Financial Officer
PLBY Group, Inc.
10960 Wilshire Blvd.
Suite 2200
Los Angeles, CA 90024

>   **Re: PLBY Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed March 16, 2022**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2022**
>   **Filed May 10, 2022**
>   **File No. 001-39312**

Dear Mr. Barton:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Fiscal Years Ended December 31, 2021 and 2020, page 46

1.   Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor.   Refer to Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 59

2.   We note the Company ceased to be a smaller reporting company as of December 31,
        2021.   Please amend your filing to include:
        • Management's discussion and analysis of financial condition and results of
          operations covering the three most recent annual periods in accordance with
          Item 303 of Regulation S-K, or disclose the location where any omitted discussion
          may be found in a prior EDGAR filing;
        • Three years of Statements of Operations, Cash Flows, and Stockholders' Equity, as
          required under Rules 3-02 and 3-04 of Regulation S-X; and,
        • Auditor's report covering the three years presented.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Exhibits 32.1 and 32.2, page 1

3.   We note your Section 906 certifications reference your "Form 10-Q for the period ended
        September 30, 2021." Please amend your Form 10-Q to provide updated certifications
        that reference the correct period.

        In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

        You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-
8298 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services